UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 000-17729

FEC RESOURCES INC.

(Translation of registrant’s name into English)

Suite 2300, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐ Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits

Exhibit 99.1	Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended September 30, 2022 and 2021 of FEC Resources Inc.

Exhibit 99.2	Unaudited condensed financial statements of FEC Resources Inc. for the three- and nine-month periods ended September 30, 2022 and 2021 of FEC Resources Inc.

Exhibit 99.3	Certification of September 30, 2022, quarterly filings – CEO

Exhibit 99.4	Certification of September 30, 2022, quarterly filings – CFO

Exhibit 99.5	Press release October 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: November 15, 2022
	By:	/s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer